SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE
SHAREHOLDERS REPORT
OPERATING HIGHLIGHTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
Cable
FINANCIAL HIGHLIGHTS
HIGHLIGHTS FOR THE QUARTER
SUBSCRIBER STATISTICS
COMBINED SATELLITE (DTH and Satellite services)
FINANCIAL HIGHLIGHTS
DTH (Star Choice)
FINANCIAL HIGHLIGHTS
CUSTOMER STATISTICS
HIGHLIGHTS FOR THE QUARTER
Satellite services
FINANCIAL HIGHLIGHTS
OTHER INCOME ITEMS:
RISKS AND UNCERTAINTIES
FINANCIAL POSITION
LIQUIDITY AND CAPITAL RESOURCES
CASH FLOW
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

Date: October 22, 2003	By:	/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications Fourth Quarter Results – continued growth in Revenue,
Operating Income, Free Cash Flow and Customers.

Calgary, Alberta, October 22, 2003 — Shaw Communications today announced improved revenue, operating income before amortization, and free cash flow for the three months and full year ended August 31, 2003.

“In a quarter that historically has low or no growth, both customer growth and financial results were much greater than we expected,” said Jim Shaw, Chief Executive Officer of Shaw Communications Inc.

Consolidated revenue increased on a quarterly and annual basis by 4.4% and 8.5% respectively, while consolidated operating income before amortization improved by 21.4% and 29.7%. Excluding the US cable systems sold on June 30, 2003, consolidated revenue improved 6.6% and 9.1% for the quarter and year respectively, and consolidated operating income before amortization increased by 25.0% and 31.3%.

Quarterly and annual consolidated net free cash flow of $56.5 million and $96.8 million represent significant improvements from negative amounts of $37.5 million and $563.4 million for the respective periods last year.

Cash flow from operations for the quarter was $156.1 million or $0.63 per share compared to $107.3 million or $0.42 per share in the same quarter last year, an increase of 45.6%. On an annual basis the same amounts were $534.8 million or $2.13 per share compared to $332.1 million or $1.25 per share, representing an increase of 61.0%.

Earnings per share for the quarter improved to ($0.03) compared to ($0.36) for the same quarter last year and ($0.38) for the year compared to ($1.42) last year.

“A very capable and focused management team and the dedicated efforts of our 6,000 employees have delivered results that show we are on track to achieving our guidance for fiscal 2004,”, said Jim Shaw. “We were able to increase prices on some of our products, manage our capital expenditures more effectively, improve our balance sheet with the selective sale of non-core assets and implement several restructuring and staff consolidation programs to lower our costs and improve our efficiency.”

Shaw’s customer base increased on a quarterly and annual basis by 2,197 and 18,935 respectively in basic cable, 18,929 and 125,933 respectively in Internet, 4,158 and 39,813 respectively in digital and 4,010 and 48,502 respectively in satellite DTH subscribers.

“We continue to provide our customers with valued, reasonably-priced products from a strong technical platform and a high commitment to service in an increasingly competitive environment. This combination of value, products and service has been, and continues to be, a very successful strategy for our customers and our shareholders,” said Jim Shaw.

During the quarter, the cable division grew its Canadian basic cable customers by 2,197 compared to a loss of 29,497 last year, reflecting considerably reduced seasonal churn. Free cash flow was $73.0 million compared to $1.3 million last year. Internet and digital customer growth reflected strong consumer demand for value-based products in a competitive market.

“Our back-to-school programs, targeted market programs for non-video customers, bundling, HDTV, increased Video-on-Demand offerings and quality service for our customers all contributed to the fourth quarter success,” said Jim Shaw.

The satellite division continued to achieve its goals of improved operating income before amortization and generation of free cash flow. During the quarter the division improved its free cash flow by $22.3 million to negative $16.5 million compared to a negative $38.8 million for the same quarter last year. Operating income was $30.6 million, a 20% increase over the third quarter this year and a 170% improvement over the fourth quarter last year.

“Clearly we are making significant progress on achieving our satellite division’s primary goal of being cash flow positive sometime during fiscal 2004,” said Jim Shaw.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index. (Symbol: TSX — SJR.B, NYSE — SJR)

For further information, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

SHAREHOLDERS REPORT
FOURTH QUARTER ENDING AUGUST 31, 2003

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2003

	Three months ended August 31,			Year ended August 31,

		Change			Change
($000's Cdn. except per share amounts)	2003	2002	%	2003	2002	%

Operations:
Revenue	520,319	498,351	4.4	2,076,740	1,914,284	8.5
Operating income before amortization (1)	224,851	185,215	21.4	820,600	632,673	29.7
Cash flow from operations	156,140	107,258	45.6	534,766	332,109	61.0
Net income (loss)	4,144	(74,353)	105.6	(47,828)	(286,324)	83.3
Per share data: (2)
Cash flow per share — basic (3)	$0.63	$0.42		$2.13	$1.25
Loss per share — basic and diluted	$(0.03)	$(0.36)		$(0.38)	$(1.42)
Weighted average participating shares outstanding during period (000’s)	231,850	231,848		231,848	231,820

(1)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

(2)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $10,135 or $0.04 per share [2002 — $9,977 or $0.04 per share] and $40,193 or $0.17 per share [2002 — $42,331 or $0.18 per share] for the quarter and year to date respectively.

(3)	Cash flow per share is presented because it provides a measure of the maximum potential distribution to shareholders on a per share basis. It is calculated by dividing cash flow from operations as presented in the Consolidated Statements of Cash Flows adjusted for (2) above, divided by the weighted average number of participating shares outstanding during the period. Cash flow per share is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to earnings per share or any other measure of performance as required by Canadian or US GAAP.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Consolidated net free cash flow was $56.5 million in the fourth quarter compared to negative net free cash flow of $37.5 million in the same period last year.

•	Cable division free cash flow was $73.0 million compared to $1.3 million in the same quarter last year.

•	Satellite division fourth quarter negative free cash flow improved to $16.5 million from $38.8 million in the same quarter of 2002.

•	Positive customer growth in digital of 4,158, Internet of 18,929 and DTH of 4,010 continued in the fourth quarter. Canadian basic cable growth was 2,197 versus a loss of 29,497 last year.

•	Shaw sold its US cable systems effective June 30, 2003 for gross proceeds of US $188.5 million and used a portion of the proceeds to redeem the US $150 million Senior secured notes of Star Choice, resulting in savings in interest of US $19.5 million. The US cable systems generated operating income before amortization of US $17 million based on annualized results to the date of sale.

•	In light of Shaw’s success over the past year, Shaw’s Board of Directors approved an increased annual dividend for holders of its Class A and Class B shares from their previous levels of $0.045 and $0.05 respectively to $0.12. The first quarterly dividend of $0.03 per share was paid on September 30, 2003.

Through disciplined management of capital and operational resources, concentration on steady and responsible growth of our customer base and services, Shaw has continued to make solid progress towards its goal of increasing sustainable free cash flow. With financial strength in hand, a quality technical platform and a growing customer base, Shaw stakeholders are well positioned to benefit from the creative and dedicated efforts of a focused management team and its dedicated 6,000 employees.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2003

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s August 31, 2002 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview

Consolidated revenue increased 4.4% and 8.5% respectively over the comparative quarter and year. Excluding the US cable systems sold effective June 30, 2003, consolidated revenue improved by 6.6% and 9.1% for the quarter and year. The growth was due to increases in the customer base, rate increases, sale of additional digital services, the launch of high-definition television (“HDTV”), increased Video-on-Demand (“VOD”) offerings plus the effect of the Viewer’s Choice acquisition effective June 1, 2002.

Operating income before amortization exceeded revenue growth with increases of 21.4% and 29.7% for the quarter and year respectively. Excluding the US cable systems, the respective increases were 25.0% and 31.3%. The growth resulted from rate increases, customer growth, new products and the positive impact of cost savings initiatives and restructuring in all divisions. Also, given a recent favorable ruling from the Supreme Court of Canada regarding access rights to public streets that municipalities may charge cable companies for the construction of their transmission lines, in the fourth quarter the Company reversed a $12 million litigation accrual. In management’s view, the Supreme Court of Canada ruling strongly supports Shaw’s position in respect of similar litigation which covers a period of ten years and therefore the litigation accrual is no longer required. In addition, the comparative year’s results also benefited from the elimination of the fee in December 2001. Cash flow from operations for the quarter and year increased by 45.6% and 61.0% respectively over the same periods last year primarily due to increased operating income before amortization.

In April 2002 the CRTC modified its structural separation requirements to allow Star Choice and Shaw to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. In light of this, the Satellite division developed a restructuring plan to streamline its operations. In respect of the restructuring plan, a $4.8 million provision was taken in the first quarter to cover severance costs of approximately $4 million in respect of 400 employees and $0.8 million of exit costs to centralize certain operational functions in Calgary. The restructuring should result in approximate annual savings of $6 million. As of August 2003, approximately $3.5 million of severance costs have been incurred in respect of the restructuring.

Shaw Communications Inc.

As part of the restructuring process implemented by the Company during the 2002 fiscal year, and consistent with its stated objectives to improve profitability and increase net free cash flow, the Company carried out a further review of its activities and operations at the corporate, cable and satellite locations. Based upon this review, it developed a restructuring plan which eliminated a further 350 positions. The plan, which was communicated to our employees in June 2003, will entail severance costs of approximately $4 million, and should result in annual savings of $15 million. The costs of the restructuring were recognized in the fourth quarter. As of August 2003, approximately $3.5 million of severance costs have been incurred in respect of this restructuring.

Change in net income (loss) for fiscal 2003

(In $millions Cdn)	Quarter	Year

Net income (loss) of August 31, 2003	4	(48)
Net loss of August 31, 2002	(74)	(286)

2003 improvement in earnings over 2002	78	238

The improvement is comprised of the following:
Improvement in operating income after interest expense in 2003	44	183
Net write-down of investments in 2002	62	315
Net gain on redemption of SHELS in 2002	—	(99)
Increase as a result of gain on unhedged long-term debt	—	34
Write-down and sale of assets in 2003	5	(125)
Effect of debt restructuring in 2003	(11)	(11)
Other	5	3

Effect on earnings before tax	105	300
Tax effect of above	(27)	(114)
Decrease in equity losses on GT	—	52

2003 improvement in earnings over 2002	78	238

As the above table demonstrates, the improvement in earnings over the comparative quarter and year was caused by a number of items. With respect to the improvement in earnings of $78 million for the quarter, on an after-tax basis, approximately $28 million resulted from increased operating income after interest expense, whereas the remaining increase was due to one-time items such as a reduction in write-down of investments. With respect to the annual improvement of $238 million, on an after-tax basis, approximately half or $117 million was due to increased operating income after interest expense, whereas the remainder was due to changes in one-time items such as write-downs.

New Accounting Standards

An understanding of new accounting standards adopted in the current year is necessary for a complete analysis of our results, financial position, liquidity and trends. We focus your attention to Note 1 to the Consolidated Financial Statements which discusses the adoption of the new Canadian standards with respect to foreign currency translation and stock-based compensation and other stock-based payments.

Shaw Communications Inc.

With respect to the adoption of the amended standard on foreign currency translation, unrealized translation gains and losses on non-current monetary assets and liabilities which are not hedged are recognized in income immediately as opposed to being deferred and amortized over the life of the underlying non-current monetary instrument. The Canadian dollar has weakened against the US dollar by approximately $0.017 (1.3%) since May 31, 2003. This has resulted in a foreign exchange loss on unhedged long-term debt of $6.8 million in the current quarter. The $6.8 million loss includes the effect of foreign currency fluctuations on the US $150 million Star Choice Senior secured notes that were redeemed in August. Going forward, only US $57.2 million of Shaw’s credit facility is unhedged and subject to foreign currency fluctuations. As a result, a $0.01 change in the Canadian dollar versus the US dollar would result in a change in the foreign exchange gain or loss of approximately $0.6 million in future quarters.

There is no effect on the Company’s results with respect to the adoption of the new standard for stock based compensation and other stock-based payments. The new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees.

Sarbanes-Oxley Act

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002 (the “Act”), Shaw’s CEO and CFO will be certifying Shaw’s annual report. Shaw is actively engaged in ensuring that we meet and exceed various on-going requirements of the Act.

Shaw Communications Inc.

Cable

FINANCIAL HIGHLIGHTS

	Three months ended August 31			Year ended August 31

			Change			Change
($000's Cdn)	2003	2002	%	2003	2002	%

Revenue (third party) (1)	368,556	366,047	0.7	1,486,322	1,393,287	6.7

Operating income before amortization, corporate restructuring charge and recovery of Cable litigation accrual (2)	186,277	173,883	7.1	727,458	608,916	19.5
Less:
Interest	46,797	49,523	(5.5)	190,002	196,120	(3.1)
Entitlements on equity instruments, net of current taxes	10,135	9,977	1.6	40,193	42,331	(5.1)
Cash taxes on net income	8,978	8,138	10.3	34,809	36,523	(4.7)

Cash flow before the following	120,367	106,245	13.3	462,454	333,942	38.5

Capital expenditures and equipment subsidies:
New housing development	11,441	30,302	(62.2)	83,009	106,231	(21.9)
Success based	9,751	16,837	(42.1)	71,301	182,760	(61.0)
Upgrades and enhancement	17,777	37,594	(52.7)	62,133	270,033	(77.0)
Replacement	3,758	3,326	13.0	15,016	28,437	(47.2)
Buildings/other (3)	4,646	16,861	(72.4)	25,817	95,864	(73.1)

	47,373	104,920	(54.8)	257,276	683,325	(62.3)

Free cash flow (4)	72,994	1,325	5,409.0	205,178	(349,383)	158.7

Operating margin	50.5%	47.5%	3.0	48.9%	43.7%	5.2

(1)	In order to be consistent with the approach taken for DTH equipment sales, during the current year the Company has retroactively changed the presentation of equipment revenue and cost of sales in respect of the sale of DCT and modem equipment at a subsidized cost. Revenue includes equipment revenue received on the sale of DCT and modem equipment of $5,877 [2002 — $3,741] and $26,489 [2002 — $25,724] for the quarter and year to date respectively, offset by an equal cost of sale. There is no impact on operating income or earnings as a result of this change.

(2)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

(3)	Excludes $3,656 and $10,976 for the quarter and year ended August 31, 2003 respectively of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements). As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

(4)	Free cash flow is presented because it is an indicator of a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.

HIGHLIGHTS FOR THE QUARTER

•	Shaw’s US cable systems were sold effective June 30, 2003. These systems generated US $17 million of annual operating income before amortization based upon annualized results to the date of the sale.

•	Cable generated free cash flow of $73.0 million in the fourth quarter compared to $1.3 million the same quarter last year.

•	Effective June 30, 2003, Shaw increased its monthly charge on its unbundled basic and full cable service (“FCS”) bundled packages. This affected approximately 1.1 million customers and generated additional monthly revenue of approximately $1.5 million when it was fully implemented by August 31, 2003.

•	Effective May 1, 2003, Shaw increased its monthly charge on certain packages affecting approximately 550,000 customers and generated additional monthly revenue of approximately $1 million when it was fully implemented by July 31, 2003.

Quarterly and annual cable revenue increased 0.7% and 6.7% respectively over the same periods last year. Cable revenue, excluding the US cable systems sold June 30, 2003, increased 4.0% and 7.6% respectively. This increase primarily represents organic growth generated from rate increases on Internet, tiers and bundled and non-bundled packages implemented at various times during 2002 and 2003 and customer growth in Internet and digital services.

Operating income before amortization increased by 7.1% and 19.5% over the comparable quarter and year. Excluding the US cable systems, operating income before amortization increased by 10.4% and 20.7% respectively. The improvements materialized from revenue increases, decreases in bandwidth costs and cost savings resulting from restructuring programs. Annual operating income before amortization also benefited from the elimination of the Excite@Home fees in December 2001.

Capital expenditures, including corporate, and equipment subsidies decreased by $57.5 million or 54.8% and $426.0 million or 62.3% over the comparative quarter and year. Upgrades and enhancements decreased $19.8 million and $207.9 million on a respective basis as a result of the completion of the second Internet Data Center in the fourth quarter last year and the completion of the two-way network upgrade last year. Success based spending decreased by $7.1 million and $111.5 million respectively mainly as a result of reduced Internet and digital activations compared to last year. Expenditures for buildings and other decreased by $12.2 million and $70.0 million respectively as a result of the completion of major projects last year. The remaining decreases are a result of a more focused program of managing capital spending. The decline in capital expenditures has not impaired our customer growth as evidenced by the subscriber gains achieved in the current year.

During the quarter, Shaw took a number of steps to strengthen its competitive advantage with the offering of new services and products to its customers, such as the introduction of the next generation of cable modems and increased VOD and Pay-Per-View (“PPV”) content. These

Shaw Communications Inc.

product enhancements will enable Shaw to offer unique-to-cable type services to our customers and further increases the value and attractiveness of the Shaw Cable-Internet bundle.

Shaw intends to further strengthen its leadership in the high-speed data market by deploying an advanced generation of cable modems based on the DOCSIS™ 2.0 specifications. Initial deployments will take place in Calgary and Vancouver beginning in the Fall of 2003. This advanced generation of cable modem technology will enable Shaw to increase the capabilities and reliability of its high-speed data network by increasing the capacity and throughput in both the upstream and downstream portions of the cable plant creating a network that has up to 30 megabit per second (Mbps) capacity in both directions, representing an approximate 400% increase over the capacity of current cable modem systems. This next generation of cable modem technology will give Shaw the ability to offer our residential and business customers a whole new spectrum of advanced IP based cable services such as dedicated bandwidth, guaranteed levels of services, peer-to-peer communications and video conferencing applications. Shaw will be the first Canadian cable provider to adopt this leading-edge technology and develop new services on this platform.

Shaw reached long-term agreements with two major Hollywood studios, Twentieth Century Fox and Universal Studios, to provide movies and other programming content for Shaw’s VOD and PPV services. This represents a significant expansion in the variety and quality of content available to Shaw’s VOD customers from two of Hollywood’s leading studios. Shaw’s VOD service gives customers the ability to view a program for a period of up to 24 hours with full DVD-like functionality, including pause, rewind and fast forward features.

Shaw Communications Inc.

SUBSCRIBER STATISTICS

			Three months ended		Year ended

	August 31,	August 31,		Change		Change
	2003	2002 (1)	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,051,919	2,032,984	2,197	0.1	18,935	0.9
Penetration as % of homes passed	68.2%	69.2%

Full cable service:
Tier 1	1,639,187	1,651,383	(6,968)	(0.4)	(12,196)	(0.7)
Penetration as % of basic	79.9%	81.2%

Tier II	1,565,041	1,559,678	(3,034)	(0.2)	5,363	0.3
Penetration as % of basic	76.3%	76.7%

Tier III	1,398,450	1,344,993	6,457	0.5	53,457	4.0
Penetration as % of basic	68.2%	66.2%

Digital terminals	527,256	470,163	7,870	1.5	57,093	12.1
Digital customers	473,870	434,057	4,158	0.9	39,813	9.2

INTERNET:
Connected and scheduled installations	886,220	760,287	18,929	2.2	125,933	16.6
Penetration as % of basic	43.2%	37.4%
Stand-alone Internet not included in basic cable	102,708	90,234	(551)	(0.5)	12,474	13.8

(1)	August 31, 2002 statistics restated for comparative purposes to adjust subscribers as if the sale of the US cable systems had occurred on August 31, 2002.

Shaw gained 2,197 Canadian basic cable subscribers compared to a loss of 29,497 in the same quarter last year. Shaw continued its successful campaign of offering promotional analogue basic services packages to stand-alone Internet customers and households that recently disconnected their cable service or that had never been a Shaw customer. The intent of the offer is that these customers will develop viewing habits that enable them to recognize the value of a monthly cable subscription and therefore continue as customers after the end of the promotional period. At August 31, 2003 approximately 22,000 customers were participating in this program compared to 8,600 at May 31, 2003.

During the quarter, Shaw added 4,158 and 18,929 digital and Internet customers respectively. This represents a marked improvement compared to last year’s comparative quarter loss of 1,836 and gain of 11,505 respectively. A driving factor in Shaw’s success in retaining and building its customer base is its bundling strategy. Approximately 38% of Shaw customers subscribe to bundled services compared to 28% last year. In addition, the introduction of new services such as HDTV plus the unique service of VOD creates extra value for the Shaw customer. This is evidenced by Shaw’s reduction in its churn rate as follows:

	Three months ended August 31,		Year ended August 31,

Churn (1)	2003	2002	2003	2002

Digital equipment	5.8%	7.3%	22.1%	31.4%
Internet customers	4.3%	5.7%	15.9%	30.2%

(1)	Calculated as the number of new equipment/customer activations less the net gain of equipment/customers during the period divided by the average of the opening and closing equipment/customers for the applicable period.

Shaw Communications Inc.

COMBINED SATELLITE (DTH and Satellite services)

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,

			Change			Change
($000s Cdn)	2003	2002	%	2003	2002	%

Revenue (third party)	151,763	132,304	14.7	590,418	520,997	13.3

Operating income before amortization restructuring charge and inventory write-down (1)	30,574	11,332	169.8	94,392	28,357	232.9
Less:
Interest	16,146	18,587	(13.1)	69,700	71,203	(2.1)
Cash taxes on net income	190	194	(2.1)	897	801	12.0

Cash flow before the following	14,238	(7,449)	291.1	23,795	(43,647)	154.5

Less capital expenditures and equipment subsidies:
Success based	29,596	30,213	(2.0)	126,862	133,981	(5.3)
Transponders	—	—	—	—	14,400	(100.0)
Other	1,156	1,126	2.7	5,336	21,961	(75.7)

	30,752	31,339	(1.9)	132,198	170,342	(22.4)

Free cash flow (2)	(16,514)	(38,788)	57.4	(108,403)	(213,989)	49.3

(1)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

(2)	Free cash flow is presented because it represents a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

The Satellite division delivered continued improvements in free cash flow. In the quarter, negative cash flow improved to $16.5 million versus negative $38.8 million the same quarter last year. On an annual basis, negative free cash flow improved to $108.4 million versus negative $214.0 million last year.

Shaw Communications Inc.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,

			Change			Change
($000s Cdn)	2003	2002	%	2003	2002	%

Revenue (third party) (1)	129,271	106,393	21.5	491,637	415,551	18.3
Operating income (loss) before amortization	20,256	2,264	794.7	52,814	(14,103)	474.5
Operating margin	15.7%	2.1%	13.6	10.7%	(3.4%)	14.1

(1)	Includes equipment revenue on sale of DTH equipment of $9,880 [2002 - $9,400] and $41,461 [2002 — $54,435] for the quarter and year ended respectively.

CUSTOMER STATISTICS

			Three months ended		Year ended

	August 31,	August 31,
	2003	2002	Growth	%	Growth	%

Star Choice customers (1)	808,526	760,024	4,010	0.5	48,502	6.4

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended August 31,		Year ended August 31,

Churn (2)	2003	2002	2003	2002

Star Choice customers	4.2%	5.9%	17.2%	14.4%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

HIGHLIGHTS FOR THE QUARTER

•	Operating income before amortization for the quarter improved 35.0% over the third quarter of 2003 and almost ten times over the comparative quarter last year.

•	Effective June 1, 2003, Star Choice implemented a rate increase of $3.00 affecting the majority of customers, which will generate revenues of approximately $2.0 million per month when fully implemented.

Subscriber growth and rate increases implemented throughout the period grew revenue by 21.5% and 18.3% over the comparative quarter and year respectively. These same factors, combined with the positive impact of cost reduction initiatives, increased operating income before amortization to $20.3 million in the current quarter from $2.3 million for the same period last year and from $15.0 million in the third quarter. On an annual basis, operating income before amortization was $52.8 million compared to an operating loss before amortization of $14.1 million. Star Choice continued to benefit from increased economies of scale on its larger DTH subscriber base and from synergies realized on the integration of its accounting and other administrative functions with Shaw as a result of the modified structural separation requirements issued by the CRTC in April 2002.

Shaw Communications Inc.

In an effort to further expand its service offerings to its customers, during the quarter, Star Choice announced the introduction of its new Integrated High-Definition (“HD”) receiver, the Motorola DSR 500. The receiver provides integrated HD decoding and an advanced on-screen program guide. The receiver has been introduced at a net price of $399 (after program credits). In support of its HD platform, Star Choice now offers six HD channels.

Customer growth for the quarter was 4,010 or 0.5 % compared to 27,568 the same quarter last year. The decline in growth is partially reflective of the “black market”, competition from cable and a maturing growth cycle. Current quarter churn improved compared to the same quarter last year as a result of a new system for billing and customer care performing to expectations. Annual churn increased over last year due to transitional issues incurred during the implementation of the new billing system as outlined in previous quarterly reports.

Satellite services

FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,

			Change			Change
($000's Cdn)	2003	2002	%	2003	2002	%

Revenue (third party)	22,492	25,911	(13.2)	98,781	105,446	(6.3)
Operating income before amortization	10,318	9,068	13.8	41,578	42,460	(2.1)
Operating margin	45.9%	35.0%	10.9	42.1%	40.3%	1.8

Satellite services revenue, consisting of Broadcast, Truck Tracking and Business Television, decreased over the comparative periods above primarily as a result of the sale of the satellite relay distribution undertaking (“SRDU”) and uplink business in the Caribbean in May, 2002, and the sale of the Business Television division effective March 21, 2003.

Despite the decline in revenue, operating income before amortization increased 13.8% over the same quarter last year due in large part to improvements in the Truck Tracking division. Annual operating income before amortization decreased 2.1% over fiscal 2002 primarily as the result of the sale of Business Television and the SRDU and uplink business in the Caribbean.

Shaw Communications Inc.

OTHER INCOME ITEMS:

Investment activity gains and losses

	Three months ended August 31,				Year ended August 31,

($000s Cdn)	2003	2002	Increase (decrease) in income	2003	2002	Increase (decrease) in income

Gain (loss) on sale of investments	729	(283)	1,012	1,957	2,321	(364)
Write-down of investments	—	(61,538)	61,538	(15,000)	(330,466)	315,466
Gain on redemption of SHELS	—	—	—	119,521	218,327	(98,806)
Dilution loss on issuance of stock by investee	—	—	—	—	(571)	571

In 2003, the gain on sale of investments primarily related to the sale of 1,100,000 Cogeco shares and the sale of a minority interest in a small cable company in British Columbia. Last year the gain on sale of investments of $2.3 million primarily related to the sale of approximately 673,000 Terayon Communications Systems (“Terayon”) shares.

During the third quarter, Shaw reviewed the carrying value of its privately and publicly held investments and recorded a $15.0 million write-down. In 2002, the write-down of investments of $330.5 million primarily related to GT Group Telecom Inc. (“GT”).

In the third quarter, the Liberate Technologies (“Liberate”) shares were surrendered to settle the SHELS III and IV equity linked debentures, resulting in a gain of $75.3 million ($61.8 million after-tax). In the second quarter, the Terayon shares were surrendered to settle the SHELS V equity linked debentures, which resulted in a gain of $44.2 million ($36.2 million after-tax) for a total gain on redemption of SHELS of $119.5 million. The settlement of the three series of SHELS will improve annual cash flow by approximately $3.5 million (before-tax) with the elimination of the annual dividend entitlements. Last year, the At Home Corporation shares were surrendered to settle the SHELS I and II equity linked debentures, which resulted in a gain of $218.3 million.

The dilution loss of $0.6 million in 2002 arose in connection with Shaw’s previous investment in GT.

Shaw Communications Inc.

Loss on sale of satellite assets

In the current year, the Company sold its Business Television division for $6.5 million which resulted in a $3.8 million loss. The loss in the prior year relates to the sale of the SRDU and uplink business in the Caribbean.

Foreign exchange gain (loss) on unhedged long-term debt

Shaw records foreign exchange gains and losses on the translation of its foreign denominated unhedged long-term debt, which included US $57.2 million of bank debt and until August 2003, the Star Choice US $150 million Senior secured notes. Due to the strengthening of the Cdn $ relative to the US $, the Company recorded a $32.6 million foreign exchange gain. Next year the impact of fluctuations of the US $ relative to the Cdn $ should lessen, as foreign exchange gains or losses should only arise in respect of the Company’s translation of US $57.2 million of bank debt. In the prior year, the foreign exchange loss arose due to the weakening Cdn $ relative to the US $.

Provision for loss on sale and write-down of assets

Effective June 30, 2003, the US cable systems were sold for net proceeds of $257.4 million. In previous quarters, the Company recorded a loss provision of $80.0 million on the pending sale. Due to a slight recovery of the US $ relative to the Cdn $, the actual loss was $74.7 million resulting in a $5.3 million gain on the sale this quarter.

In addition, during the third quarter the Company performed its annual valuation of intangible assets using discounted cash flow analysis and recorded a downward adjustment of $50.0 million to the carrying value of goodwill.

Debt restructuring costs

In August 2003, the Company redeemed the Star Choice US $150 million Senior secured notes with part of the proceeds from the sale of the US cable systems. In connection with the redemption, the Company incurred $10.6 million in costs including early redemption premiums of US $9.8 million and the purchase of outstanding Star Choice warrants for US $2.4 million. These costs were partially offset by the reversal of a mark-to-market credit in respect of the notes. The Senior secured notes, which were due December 15, 2005 bore interest at 13% or US $19.5 million per annum.

Shaw Communications Inc.

Fixed Charges

	Three months ended August 31,			Year ended August 31,

			Change			Change
($000s Cdn)	2003	2002	%	2003	2002	%

Amortization —
Property, plant and equipment	93,277	103,365	(9.8)	413,381	409,335	1.0
Deferred charges	52,928	41,606	27.2	184,808	175,996	5.0

Total amortization	146,205	144,971	0.8	598,189	585,331	2.2
Amortization of deferred IRU revenue	(3,126)	(3,189)	(2.0)	(11,984)	(11,517)	4.1
Interest	62,943	68,110	(7.6)	259,702	267,323	(2.9)

Amortization on property, plant and equipment increased over the comparative year due to the high level of cable and Internet capital expenditures in 2002 and prior years and decreased over the comparative quarter as a result of assets becoming fully amortized during the quarter and due to the sale of the US cable systems. Amortization of deferred charges increased over the comparative periods due primarily to deferred equipment subsidies, which included a full year amortization of equipment subsidies resulting from the Modem Purchase program introduced in June 2002 and amortization of equipment subsidies on DTH satellite dishes commencing January 2003. From September 2001 to January 2003, as part of the Simple Satellite promotional program, Star Choice retained ownership of the DTH satellite dishes, and therefore the dishes were previously capitalized as part of plant, property and equipment as opposed to equipment subsidies.

Interest decreased over the same periods last year due to reduced consolidated debt levels which resulted primarily in the latter portion of 2003 when Shaw began generating positive free cash flow on a consolidated basis and on repayment of debt with the sale of the US cable systems on June 30, 2003. In addition, Shaw’s weighted average cost of borrowing decreased from 7.69% as at August 31, 2002 to 7.37% as at August 31, 2003 due to restructuring of its debt including the repayment of the US $150 million Senior secured notes of Star Choice, the Cancom credit facility and the Cancom subordinated credit facility.

Equity income (loss) on investees

	Three months ended August 31,			Year ended August 31,

			Increase			Increase
($000s Cdn)	2003	2002	in income	2003	2002	in income

Total	20	(697)	717	(1,921)	(53,487)	51,566

The equity income (loss) on investees in the current year is in respect of Shaw’s interest in specialty channels while the equity loss in the prior year is primarily in respect of its previous investment in GT. Pursuant to a reorganization of GT in 2003, Shaw no longer has an ownership interest in the company.

Shaw Communications Inc.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2002.

Further to our disclosure in our first quarter release dated January 15, 2003 concerning the status of the Anik F1 satellite, Telesat has provided the following update in its press release of February 4, 2003:

“Telesat announced today that it has signed a contract with Astrium, Europe’s largest space company, for a new satellite targeted for launch in 2005 to replace the Anik F1 satellite and ensure continuity of service for its customers. The new satellite, Anik F1R, will carry telecommunications, broadcasting and Internet services.”

Based on the foregoing, we do not anticipate any incremental cost to the Company or disruption to our DTH and satellite services customers.

Further to our disclosure in our Fourth Quarter 2002 Release, dated October 17, 2002, concerning the possible launch of a new Mexican satellite (operated by Satmex), we have learned that the Governments of Canada and Mexico intend to conclude a new Satellite Coordination Agreement to accommodate the operation of a new Mexican satellite network according to the terms and parameters included in the 2000 Coordination Agreement. This would ensure that the operation of a new Mexican satellite will not interfere with the Anik satellites used by Star Choice. As a result, Shaw no longer considers this issue as a significant potential risk to Star Choice’s DTH operations.

FINANCIAL POSITION

Overview

Total assets at August 31, 2003 were $7.6 billion compared to $8.5 billion at August 31, 2002. The following discussion describes the significant changes in the balance sheet since August 31, 2002.

Current assets decreased by $87.0 million principally due to a $57.0 million reduction in accounts receivable and $47.0 million decrease in inventories offset by increased cash of $20.8 million. The decrease in accounts receivables is primarily due to collection of miscellaneous receivables, payment received on the Access Communications Inc. promissory note and a decrease in subscriber receivables as a result of the sale of the US cable systems. Inventories decreased as the result of improved management of supply and demand and lower levels of customer activations.

Investments decreased by $84.2 million principally due to the third quarter write-down of $15.0 million and due to the removal of $74.6 million of net book value on the sale of Cogeco shares and the surrender of the Liberate and Terayon shares on the settlement of the SHELS.

Shaw Communications Inc.

Property, plant and equipment decreased by $362.0 million due mainly to the disposal of approximately $132 million of plant, property and equipment on the US cable systems dispositions and due to current year amortization being in excess of capital expenditures.

Deferred charges decreased by $50.9 million due to a $43.3 million decrease in foreign exchange losses on the translation of hedged US dollar denominated debt as a result of the strengthening of the Canadian dollar since August 31, 2002, amortization of financing and other costs of $21.2 million, a net increase in unamortized equipment subsidies of $8.6 million and an increase in other deferred charges of $5.1 million.

Broadcast licenses decreased by $249.5 million primarily due to the removal of $253.2 million of net book value in respect of the US cable systems which were sold in 2003. Goodwill decreased by $66.9 million due to $16.9 million on the sale of Business Television and the $50.0 million write-down of goodwill during the third quarter.

Current liabilities (excluding current portion of long-term debt) decreased by $89.8 million primarily due to a reduction in accounts payable and accrued liabilities of $97.4 million resulting from the payment of August 2002 accrued capital expenditures, repayments under the Star Choice vendor financing facility and lower interest accruals resulting from a decreased debt level. The increase in unearned revenue is primarily due to an increase in prepayments from retailers on DTH equipment.

Long-term debt (including current portion) decreased by $552.6 million due to the net repayment of the Company’s debt of $352.9 million and a decrease of $199.7 million relating to the translation of the US dollar denominated debt.

Deferred credits increased by $102.1 million primarily due to a $123.8 million increase in foreign exchange gains on the translation of hedged US dollar denominated debt which was offset by $12.0 million in amortization of prepaid IRU rental revenue and a $6.5 million mark-to-market credit removed as part of the Star Choice US $150 million Senior secured note redemption.

Future incomes taxes have decreased $76.3 million primarily due to the sale of the US cable systems.

Share capital decreased by $183.5 million as a result of the settlement of the SHELS III, IV and V equity linked debentures by delivery of the underlying Liberate and Terayon shares.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial condition continues to be a significant strength for Shaw. Our future liquidity depends on three factors: free cash flow from operations, access to available credit facilities and sale of non-strategic assets.

First, we grew free cash flow in the cable division from negative $349.4 million last year to positive $205.2 million this year. Further, the satellite division, including satellite services and

Shaw Communications Inc.

DTH, reduced its cash requirements by $105.6 million over last year, and is making substantial progress towards becoming free cash flow positive. As we continue growing free cash flow, it will become an increasing source of liquidity.

Second, Shaw has access to over $1 billion of available credit facilities from its existing bank syndicate. These facilities are available to re-finance debt or to fund other corporate requirements or opportunities that may arise.

And finally, with respect to the sale of non-strategic assets to increase liquidity, Shaw sold its US cable assets with approximately 75,000 subscribers for gross proceeds of Cdn. $260 million. In addition, a number of redundant properties and other non-strategic assets were sold, resulting in proceeds of approximately $22.5 million.

A number of steps were taken during 2003 to improve the Company’s existing debt structure which will result in lower interest costs in the future. During the second quarter, Cancom’s credit facility was re-financed through a $350 million term loan obtained by Shaw from a new syndicate of banks, which includes a number of banks that are part of Shaw’s main banking syndicate. The interest on this loan was fixed via hedges at rates which range from 4.9525% to 7.0775% depending on debt to cash flow ratios. At August 31, 2003 the rate was 5.9525%. In addition, Shaw repaid and cancelled Cancom’s $40 million subordinated credit facility. These changes to Cancom’s debt will, based on current rates, generate interest savings of approximately $7 million next year. Finally, utilizing a portion of the proceeds from the sale of the Florida and Texas cable systems, the Company redeemed the Star Choice US $150 million Senior secured notes in August 2003. These notes had an interest rate of 13% and were due December 15, 2005. The early redemption entailed redemption premium and other costs amounting to $10.6 million; however, this will be more than offset by interest savings resulting from the redemption.

With existing and anticipated strong growth in cash flow from operations and access to over $1 billion of available credit facilities, Shaw is in an excellent position to finance its growth and at the same time improve its debt to cash flow ratios.

CASH FLOW

Operating Activities

	Three months ended August 31,			Year ended August 31,

($000s Cdn)	2003	2002	%	2003	2002	%

Cash flow from operations	156,140	107,258	45.6	534,766	332,109	61.0
Net change in non-cash working capital balances related to operations	(5,354)	56,974	(109.4)	3,675	3,303	11.3

	150,786	164,232	(8.2)	538,441	335,412	60.5

Cash flow from operations increased mainly as a result of the strong growth in profitability in the cable and Star Choice divisions and due to decreased interest expense of $5.2 million and $7.6

Shaw Communications Inc.

million over the comparative quarter and year respectively. Cash flow from working capital fluctuates primarily with the timing of accounts payable and accrued liabilities payments.

Investing Activities

	Three months ended August 31,			Year ended August 31,

($000s Cdn)	2003	2002	Increase	2003	2002	Increase

Cash flow provided by (used in) investing activities	175,009	(124,086)	299,095	(95,037)	(825,558)	730,521

The cash from investing activities was $299.1 million higher than the August 2002 quarter primarily due to the proceeds of $257.4 million received on sale of the US cable systems. The cash outlay required for investing activities was $730.5 million lower than the year ended August 2002 due to a $485.9 million reduction in capital expenditures and the proceeds on the sale of the US cable systems.

Financing Activities

The changes in financing activities during the period were as follows:

	Three months ended August 31,		Year ended August 31,

(In millions Cdn)	2003	2002	2003	2002

Star Choice note redemption, including restructuring costs	(228.2)	—	(228.2)	—
Bank loans — net repayments	(79.8)	(45.6)	(141.8)	(15.9)
Dividends	(14.2)	(13.4)	(50.6)	(53.2)
Other	0.3	2.3	(2.0)	(8.1)
Issue of Shels V	—	—	—	90.5
Issue of US $300 million notes	—	—	—	476.8

Cash flow provided by (used in) financing activities	321.9	(56.7)	(422.6)	490.1

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates

Shaw Communications Inc.

and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

	August 31,	August 31,
[thousands of Canadian dollars]	2003	2002

	(Unaudited)	(Audited)
		(Restated – note 1)
ASSETS
Current
Cash and term deposits	20,753	—
Accounts receivable	140,998	197,963
Inventories	81,787	128,811
Prepaids and other	16,783	20,588

	260,321	347,362
Investments and other assets	49,415	133,602
Property, plant and equipment	2,415,662	2,777,697
Deferred charges	169,045	219,916
Intangibles [note 3] —
Broadcast licenses	4,627,728	4,877,256
Goodwill	78,948	145,865

	7,601,119	8,501,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	2,303
Accounts payable and accrued liabilities	413,712	511,106
Income taxes payable	15,725	10,631
Unearned revenue	95,918	91,095
Current portion of long-term debt [note 4]	271,520	—

	796,875	615,135
Long-term debt [note 4]	2,645,548	3,469,637
Deferred credits	735,353	633,259
Future income taxes	928,277	1,004,559

	5,106,053	5,722,590

Shareholders’ equity
Share capital [note 5]	2,834,878	3,018,332
Deficit	(340,294)	(240,737)
Cumulative translation adjustment	482	1,513

	2,495,066	2,779,108

	7,601,119	8,501,698

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

	Three months ended		Year ended
	August 31,		August 31,

[thousands of Canadian dollars except per share amounts]	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated – note 1)		(Restated – note 1)
Revenue [note 2]	520,319	498,351	2,076,740	1,914,284
Operating, general and administrative expenses	295,468	313,136	1,256,140	1,281,611

Operating income before amortization [note 2]	224,851	185,215	820,600	632,673
Amortization of deferred charges and property, plant and equipment [note 1]	146,205	144,971	598,189	585,331
Amortization of deferred IRU revenue	(3,126)	(3,189)	(11,984)	(11,517)

Operating income	81,772	43,433	234,395	58,859
Interest	62,943	68,110	259,702	267,323

	18,829	(24,677)	(25,307)	(208,464)
Gain (loss) on sale of investments	729	(283)	1,957	2,321
Write-down of investments	—	(61,538)	(15,000)	(330,466)
Gain on redemption of SHELS [note 5]	—	—	119,521	218,327
Dilution loss on issuance of stock by equity investee	—	—	—	(571)
Loss on sale of satellite assets [note 3]	—	—	(3,800)	(1,281)
Foreign exchange gain (loss) on unhedged long-term debt	(6,819)	(6,383)	32,617	(1,658)
Provision for loss on sale and write-down of assets [note 3]	5,326	—	(124,674)	—
Debt restructuring costs	(10,634)	—	(10,634)	—
Other revenue (expense) [note 8]	4,068	(686)	9,338	6,048

Income (loss) before income taxes	11,499	(93,567)	(15,982)	(315,744)
Income tax expense (recovery)	7,375	(19,911)	29,925	(82,907)

Income (loss) before the following	4,124	(73,656)	(45,907)	(232,837)
Equity income (loss) on investees	20	(697)	(1,921)	(53,487)

Net income (loss)	4,144	(74,353)	(47,828)	(286,324)
Retained earnings (deficit) beginning of period as previously reported	(328,535)	(143,936)	(230,327)	111,830
Adjustment for change in accounting policy [note 1]	—	(6,704)	(10,410)	(12,378)

Retained earnings (deficit), beginning of period restated	(328,535)	(150,640)	(240,737)	99,452
Dividends —
Class A and Class B Non-Voting Shares	(5,768)	(5,767)	(11,536)	(11,534)
Equity instruments (net of income taxes)	(10,135)	(9,977)	(40,193)	(42,331)

Deficit, end of period	(340,294)	(240,737)	(340,294)	(240,737)

Loss per share [note 6]
Basic and diluted	(0.03)	(0.36)	(0.38)	(1.42)

[thousands of shares]
Weighted average participating shares outstanding during period	231,850	231,848	231,848	231,820
Participating shares outstanding, end of period	231,857	231,848	231,857	231,848

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	August 31,		August 31,

[thousands of Canadian dollars]	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
		(Restated – note 1)		(Restated – note 1)
OPERATING ACTIVITIES [note 7]
Cash flow from operations	156,140	107,258	534,766	332,109
Net change in non-cash working capital balances related to operations	(5,354)	56,974	3,675	3,303

	150,786	164,232	538,441	335,412

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(54,302)	(79,845)	(257,683)	(743,568)
Additions to equipment subsidies [note 2]	(33,680)	(22,655)	(162,876)	(121,654)
Net reduction to inventories	15,125	14,289	59,708	15,397
Proceeds on sale of US cable systems [note 3]	257,435	—	257,435	—
Cable systems acquisitions [note 3]	(1,508)	(34,606)	(3,634)	(40,454)
Proceeds (costs) on sale of satellite assets	—	245	6,461	(631)
Proceeds on sale of investments and other assets	2,368	5,836	22,469	18,489
Costs on redemption of SHELS	—	—	(2,113)	(3,134)
Acquisition of investments	(7,313)	(6,845)	(9,662)	(28,158)
Proceeds received on assets held for sale	—	—	—	89,500
Additions to deferred charges	(3,116)	(505)	(5,142)	(11,345)

	175,009	(124,086)	(95,037)	(825,558)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	—	2,303	(2,303)	514
Proceeds on pre-payment of IRU	235	—	235	—
Payment to terminate interest rate swaps	—	—	—	(9,400)
Increase in long-term debt	3,640	35,000	505,599	1,049,520
Long-term debt repayments	(294,510)	(80,644)	(858,510)	(588,644)
Debt restructuring costs	(17,134)	—	(17,134)	—
Issue of equity instruments, net of after-tax expenses	—	(2)	—	90,481
Issue of Class B Non-Voting Shares, net of after-tax expenses	95	—	95	792
Dividends paid —
Class A and Class B Non-Voting Shares	(5,768)	(5,767)	(11,536)	(11,534)
Equity instruments, net of current taxes	(8,475)	(7,637)	(39,084)	(41,618)

	(321,917)	(56,747)	(422,638)	490,111

Effect of currency translation on cash balances and cash flows	89	96	(13)	35

Increase (decrease) in cash	3,967	(16,505)	20,753	—
Cash, beginning of the period	16,786	16,505	—	—

Cash, end of the period	20,753	—	20,753	—

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003

[all amounts in thousands of Canadian dollars, except per share amounts]

1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted in the following changes.

Adoption of recent Canadian accounting pronouncements

(i)  Foreign currency translation

Commencing September 1, 2002, the Company retroactively adopted the amended Canadian standard for foreign currency translation which is consistent with US standards and eliminates the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged and requires exchange gains and losses to be included in net income in the period they are incurred. Upon adoption of this amended standard September 1, 2002, deferred unamortized foreign exchange losses net of gains amounting to $12,378 (net of taxes) were eliminated and charged against the opening retained earnings as at September 1, 2001. As prior years were restated upon adoption, the Company’s net loss increased by $3,706 ($0.01 per share) and decreased by $1,968 ($0.01 per share) for the prior year quarter and year to date respectively.

(ii)  Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company adopted the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See note 5 for full disclosure as required by this standard.

Reclassification

To be consistent with other practices throughout the Company, in fiscal 2003 the Company retroactively changed the presentation of equipment revenue and cost of sales in respect of sale of DCT and modem equipment at a subsidized cost to cable and Internet subscribers. Prior to fiscal 2003, Shaw accounted for the price charged to the subscriber for a DCT or modem as a cost recovery on the equipment provided as part of the service connection process. The price charged to the subscriber for a DCT or modem is now recorded as equipment revenue offset by an equal cost of sale. As a result of the change in accounting presentation, cable revenue and expenses have increased by $5,877 (2002 — $3,741) and $26,489 (2002 — $25,724) respectively for the quarter and year ended August 2003.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

2.     BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States which were sold effective June 30, 2003. Information on operations by segment is as follows:

Operating revenue and income (loss) before amortization

	Three months ended		Year ended
	August 31,		August 31,

	2003	2002	2003	2002
	$	$	$	$

Revenue
Cable	369,197	366,626	1,488,929	1,395,103
DTH	130,519	107,823	496,804	416,981
Satellite services	26,976	29,314	116,782	119,774

	526,692	503,763	2,102,515	1,931,858
Inter segment —
Cable	(641)	(579)	(2,607)	(1,816)
DTH	(1,248)	(1,430)	(5,167)	(1,430)
Satellite services	(4,484)	(3,403)	(18,001)	(14,328)

	520,319	498,351	2,076,740	1,914,284

Operating income (loss) before amortization (1)
Cable	186,277	173,883	727,458	608,916
DTH	20,256	2,264	52,814	(14,103)
Satellite services	10,318	9,068	41,578	42,460
Satellite restructuring	—	—	(4,850)	—
DTH write-down of inventory	—	—	(4,400)	—
Corporate restructuring	(4,000)	—	(4,000)	(4,600)
Recovery of Cable litigation accrual	12,000	—	12,000	—

	224,851	185,215	820,600	632,673

(1)	Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Capital expenditures

	Three months ended		Year ended
	August 31,		August 31,

	2003	2002	2003	2002
	$	$	$	$

Capital expenditures accrual basis
Cable	35,600	75,935	163,835	543,760
Corporate (1)	8,296	17,977	36,789	87,119

Sub-total Cable including corporate	43,896	93,912	200,624	630,879

DTH	4,181	19,481	35,038	80,558
Satellite services	24	211	1,912	20,576

Sub-total Satellite	4,205	19,692	36,950	101,134

Total capital expenditures accrual basis	48,101	113,604	237,574	732,013
Change in working capital related to capital expenditures	6,201	(33,759)	20,109	11,555

Capital expenditures cash flow	54,302	79,845	257,683	743,568

Equipment subsidies
Cable	7,133	11,008	67,628	52,446
Satellite	26,547	11,647	95,248	69,208

	33,680	22,655	162,876	121,654

Total capital expenditures on an accrual basis including equipment subsidies
Cable	51,029	104,920	268,252	683,325
Satellite	30,752	31,339	132,198	170,342

	81,781	136,259	400,450	853,667

(1)	Includes the Company’s 38.3% proportionate share or $3,656 and $10,976 for the quarter and year ended respectively, of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	August 31, 2003

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	5,771,952	965,510	556,844	7,294,306

Corporate assets				306,813

Total assets				7,601,119

	August 31, 2002

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	6,520,696	999,372	637,371	8,157,439

Corporate assets				344,259

Total assets				8,501,698

3.     INTANGIBLES

The changes in the carrying amount of intangibles for the year ended August 31, 2003 are as follows:

	Broadcast licenses	Goodwill
	$	$

Balance as of September 1, 2002	4,877,256	145,865
Business acquisition	3,634	—
Business divestitures	(173,162)	(16,917)
Write-down	(80,000)	(50,000)

Balance as of August 31, 2003	4,627,728	78,948

Divestitures

Effective June 30, 2003 the Company sold its US cable systems comprised of approximately 75,000 basic cable subscribers and 13,000 Internet subscribers in Texas and Florida for $257.4 million. Prior to the sale, the Company wrote-down the value of its US cable systems by $80.0 million. A significant portion of the write-down was in respect of the strengthening Cdn $ impacting the translated net proceeds. Due to a slight recovery of the US$ in the fourth quarter, the actual loss was $74.7 million resulting in a $5.3 million gain on the sale this quarter.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

4.     LONG-TERM DEBT (1)

		August 31,
	Effective
	Interest rates	2003	2002
	%	$	$

Corporate
Bank loans	Fixed and variable	606,798	425,106
Senior notes —
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
US $440 million due April 11, 2010	7.88	609,708	685,872
US $225 million due April 6, 2011	7.68	311,783	350,729
US $300 million due December 15, 2011	7.61	415,710	467,640

		2,518,999	2,504,347

Cancom
Bank loans (2)	Variable	—	253,800
Subordinated credit facility	Variable	—	40,000
Structured Note, due December 15, 2003	7.00	250,000	250,000

		250,000	543,800

Star Choice
US $150 million Senior secured notes	13.00	—	233,820

Other subsidiaries
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	130,000
Big Pipe Ventures, L.P.	Variable	—	50,000
Burrard Landing Lot 2 Holdings Partnership	Variable	18,069	7,670

		148,069	187,670

Total consolidated debt		2,917,068	3,469,637
Less current portion (3)		271,520	—

		2,645,548	3,469,637

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003 [all amounts in thousands of Canadian dollars, except per share amounts]

(1)	Availabilities under banking facilities are as follows at August 31, 2003:

	Total	Operating	Revolving	Term *	Term (2)
	$	$	$	$	$

Total facilities	1,775,198	60,000	1,150,000	215,198	350,000
Amount drawn (excluding letters of credit)	606,798	—	41,600	215,198	350,000

	1,168,400	60,000	1,108,400	—	—

The amount available under the revolving facility amortizes such that the facility expires April 30, 2007 as follows:

Date	Amount Available	%

August 31, 2003	$1,150,000	100
October 31, 2003	1,092,500	95
April 30, 2004	1,035,000	90
October 31, 2004	948,750	82.5
April 30, 2005	862,500	75
October 31, 2005	718,750	62.5
April 30, 2006	575,000	50
October 31, 2006	287,500	25
April 30, 2007	—	0

*	Amortizes on the same basis as the revolving facility.

(2)	A syndicate of banks has provided the Company with an unsecured term loan in the amount of $350,000 due February 10, 2006. The proceeds of the loan were invested in preferred shares of Cancom, which in turn used the proceeds to repay in full the amounts outstanding under its $350,000 senior credit facility. Cancom’s credit facility was then cancelled. The loan is subject to essentially the same terms and conditions as the Company’s existing unsecured credit facility. During the prior quarter, the Company entered into interest rate hedges to fix interest for the duration of the loan at a rate that ranges from 4.9525% to 7.0775% depending on debt to cash flow ratios. At August 31, 2003 the rate was 5.9525%.

(3)	Current portion of long-term debt includes the Cancom Structured Note and current portion of the term facilities.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

5.     SHARE CAPITAL

Issued and outstanding

Number of Securities
August 31,			August 31,

2003	2002		2003 $	2002 $

11,360,432	11,373,972	Class A Shares	2,491	2,493
220,496,092	220,473,552	Class B Non-Voting Shares	2,107,464	2,107,367

231,856,524	231,847,524		2,109,955	2,109,860

		EQUITY INSTRUMENTS
		COPrS —
5,700,000	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		SHELS —
—	33,923	Series III — US $33.9 million	—	50,342
—	28,853	Series IV — US $28.9 million	—	42,726
—	57,583	Series V — US $57.6 million	—	90,481

			—	183,549

		Zero Coupon Loan — US $22.8 million	33,858	33,858

			2,834,878	3,018,332

The Series V SHELS were redeemed on February 28, 2003 by delivering the underlying security of 5,326,827 Terayon shares. The proceeds on the surrender of the Terayon shares were recorded using the SHELS historical cost which resulted in a gain of $44,179 on redemption of the SHELS.

The Series III and IV SHELS were redeemed on May 31, 2003 by delivering the underlying security of 1,452,506 Liberate shares. The proceeds on the surrender of the Liberate shares were recorded using the SHELS historical cost which resulted in a gain of $44,561 and $30,781 on redemption of the SHELS III and IV, respectively.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

The changes in options for the year ended August 31, 2003 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at August 31, 2002	8,303,000	32.58
Granted	1,093,250	32.62
Exercised	—	—
Forfeited	(1,788,750)	32.64

Outstanding at August 31, 2003	7,607,500	32.58

The following table summarizes information about the options outstanding at August 31, 2003:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at August 31,	Weighted average
Range of prices	August 31, 2003	contractual life	exercise price	2003	exercise price

29.70 – 34.08	7,607,500	7.7	32.58	3,336,486	32.36

For common share options granted to employees, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the proforma amounts indicated below:

	August 31, 2003

	Three months ended	Year ended

Net income (loss) for the period	4,144	(47,828)
Proforma net loss for the period	(990)	(68,664)
Proforma loss per share	(0.05)	(0.47)

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2003 was $1.23 per share. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	August 31, 2003

	Three months ended	Year ended

Dividend yield	0.30%	0.33%
Risk-free interest rate	3.69%	3.19%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	36.5%	40.4%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.

At August 31, 2003, there were 78,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.89. The weighted average remaining contractual life of the Cancom options is 3.6 years. At August 31, 2003, 65,002 Cancom options were exercisable into 58,502 Class B Non-Voting Shares of the Company at a weighted average price of $14.13 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.

A total of 262,807 warrants remain outstanding under the plan and vest evenly over a four year period. At August 31, 2003, 122,929 of these warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

6.     LOSS PER SHARE

Loss per share calculations are as follows:

	August 31,

	Three months ended		Year ended

	2003	2002	2003	2002
	$	$	$	$

Net income (loss)	4,144	(74,353)	(47,828)	(286,324)
Equity entitlements, net of income tax	(10,135)	(9,977)	(40,193)	(42,331)

	(5,991)	(84,330)	(88,021)	(328,655)

Loss per share — basic and diluted	(0.03)	(0.36)	(0.38)	(1.42)

Weighted average number of Class A and B Non-Voting Shares used as denominator in above calculations (thousands of shares)	231,850	231,848	231,848	231,820

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans are anti-dilutive (decrease loss per share) and are therefore not included in calculating diluted loss per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

7.     STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	August 31,

	Three months ended		Year ended

	2003	2002	2003	2002
	$	$	$	$

Net income (loss)	4,144	(74,353)	(47,828)	(286,324)
Non-cash items:
Amortization of deferred charges and property, plant and equipment	146,205	144,971	598,189	585,331
Amortization of deferred IRU revenue	(3,126)	(3,189)	(11,984)	(11,517)
Future income tax recovery	(1,793)	(28,243)	(5,781)	(120,231)
Loss (gain) on sale of investments	(729)	283	(1,957)	(2,321)
Write-down of investments	—	61,538	15,000	330,466
Gain on redemption of SHELS	—	—	(119,521)	(218,327)
Dilution loss on issuance of stock by equity investee	—	—	—	571
Loss on sale of satellite assets	—	—	3,800	1,281
Foreign exchange loss (gain) on unhedged long-term debt	6,819	6,383	(32,617)	1,658
Provision for loss on sale and write-down of assets	(5,326)	—	124,674	—
Debt restructuring costs	10,634	—	10,634	—
Equity (income) loss on investees	(20)	697	1,921	53,487
Other	(668)	(829)	236	(1,965)

Cash flow from operations	156,140	107,258	534,766	332,109

(ii)	Changes in non-cash working capital balances related to operations include the following:

	August 31,

	Three months ended		Year ended

	2003	2002	2003	2002
	$	$	$	$

Accounts receivable	19,676	(22,380)	49,864	6,082
Prepaids and other	(3,087)	516	3,369	1,568
Accounts payable and accrued liabilities	(26,365)	63,263	(67,085)	(38,682)
Income taxes payable	6,693	9,150	8,655	18,737
Unearned revenue	(2,271)	6,425	8,872	15,598

	(5,354)	56,974	3,675	3,303

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

		August 31,

	Three months ended		Year ended

	2003	2002	2003	2002
	$	$	$	$

Interest	58,119	50,853	272,110	257,609
Income taxes	(1,922)	(5,526)	3,151	(10,443)

8.     OTHER REVENUE (EXPENSE)

Included in other revenue (expense) are foreign exchange gains (losses) on the translation of current assets and liabilities of $2,426 (2002 — ($753)) and $8,032 (2002 — $667) for the quarter and year respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

9.     UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	August 31,

	Three months ended		Year ended

	2003	2002	2003	2002
	$	$	$	$

Reported income (loss) using Canadian GAAP	4,144	(74,353)	(47,828)	(286,324)
Add (deduct) adjustments for:
Deferred charges (2)	10,187	20,688	(9,849)	35,594
Foreign exchange gains (losses) (3)	(5,418)	(39,423)	54,527	1,370
Equity in loss of investees (4)	—	113	2,001	(19,901)
Entitlement payments on equity instruments (8)	(15,552)	(16,626)	(64,827)	(70,551)
Adjustment to write-down of GT Group Telecom Inc. (11)	—	—	—	28,374
Income tax effect of adjustments	2,724	6,208	18,005	13,631

Net loss using US GAAP	(3,915)	(103,393)	(47,971)	(297,807)

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	17,731	3,040	(1,031)	1,513
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the period	1,316	24,200	1,361	59,406
Less: reclassification adjustments for gains included in net income	—	—	(95,879)	(180,425)

	19,047	27,240	(95,549)	(119,506)
Adjustment to fair value of derivatives (9)	(43,619)	80,732	(224,341)	53,293
Foreign exchange gains (losses) on hedged long-term debt (10)	(13,610)	—	136,975	—

	(38,182)	107,972	(182,916)	(66,213)

Comprehensive income (loss) using US GAAP	(42,097)	4,579	(230,886)	(364,020)

Net loss per share using US GAAP	(0.02)	(0.45)	(0.21)	(1.28)
Comprehensive income (loss) per share using US GAAP	(0.18)	0.02	(1.00)	(1.57)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using US GAAP

	August 31,		August 31,
	2003		2002

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	49,415	74,758	133,602	280,231
Derivative instruments asset (9)	—	—	—	110,096
Deferred charges (2)(10)	169,045	42,068	219,916	59,532
Broadcast licenses (1)(5)(6)	4,627,728	4,602,494	4,877,256	4,852,022
Deferred credits (3)(10)	735,353	597,246	633,259	618,941
Derivative instruments liability (9)	—	168,757	—	—
Future income taxes	928,277	892,442	1,004,559	1,007,287
Long-term debt (8)	2,645,548	3,363,685	3,469,637	4,433,869
Shareholders’ equity	2,495,066	1,655,246	2,779,108	1,897,573

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	August 31,	August 31,
	2003	2002
	$	$

Shareholders’ equity using Canadian GAAP	2,495,066	2,779,108
Amortization of intangible assets (1)	(123,542)	(123,542)
Deferred charges (2)	(34,130)	(29,579)
Equity in loss of investees (4)	(36,202)	(37,843)
Gain on sale of subsidiary (5)	13,822	13,822
Gain on sale of cable television systems (6)	47,501	47,501
Equity instruments (8)	(709,540)	(942,848)
Accumulated other comprehensive income	2,753	192,467
Cumulative translation adjustment	(482)	(1,513)

Shareholders’ equity using US GAAP	1,655,246	1,897,573

	August 31,	August 31,
	2003	2002
	$	$

Accumulated other comprehensive income
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	482	1,513
Unrealized gains on investments (7)	20,721	122,038
Fair value of derivatives (9)	(131,698)	92,643
Foreign exchange gains (losses) on hedged long-term debt (10)	113,248	(23,727)

	2,753	192,467

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees has been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

August 31, 2003
[all amounts in thousands of Canadian dollars, except per share amounts]

10.     SUBSEQUENT EVENTS AND PENDING TRANSACTIONS

The Company agreed to acquire certain cable systems of Monarch Cablesystems Ltd. (“Monarch”) for $90 million including $25 million of either cash or assumption of debt and the balance through the issuance of Class B Non-Voting Shares of Shaw at $17.39 per share. The cable systems serve approximately 35,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions. The transaction is subject to approval by the CRTC and the Toronto Stock Exchange. Monarch is controlled by a Director of the Company. The transaction was reviewed and approved by an independent committee of the Board of Directors.